CBEYOND COMMUNICATIONS, INC.

320 Interstate Parkway

Suite 300

Atlanta, Georgia 30339

October 25, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn:  Mr. Larry Spirgel

Re:	Cbeyond Communications, Inc.

Registration Statement on Form S-1

File No. 333-124971

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Cbeyond Communications, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective by 4:00 pm on October 27, 2005, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert such action of the Commission or the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cbeyond Communications, Inc.

By:	/s/ James F. Geiger
Name: James F. Geiger Title: Chief Executive Officer